Exhibit 3.1

The first sentence of Section 3.2(a) of the bylaws is amended to read in its entirety as follows (new language is underlined):

Following the consummation of the Offering, only persons who are nominated by stockholders in accordance with the following procedures shall (without prejudice to the rights of the Board under the certificate of incorporation) be eligible for election as directors of the Corporation, except as may be otherwise provided by the terms of one or more series of Preferred Stock with respect to the rights of holders of one or more series of Preferred Stock to elect directors.